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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                  144577 10 3
________________________________________________________________________________
                                 (CUSIP Number)

                             Douglas A.P. Hamilton
                           462 Broadway, Second Floor
                            New York, New York 10013
                                 (212) 219-3935
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               January 8, 1998
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
CUSIP No. 144577 10 3

-------------------------------------------------------------------------------------------------------------------------
         (1)     Name of Reporting Person
                 S.S. or I.R.S. Identification Nos. of Above Person

                 Douglas A.P. Hamilton

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         (2)     Check the Appropriate Box if a Member of a Group
                                                                                     (a)      [ ]
                                                                                     (b)      [X]

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         (3)     SEC Use Only

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         (4)     Source of Funds

                 PF

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         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                              [ ]

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         (6)     Citizenship or Place of Organization

                 United States of America

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Number of        (7)      Sole Voting Power                                  815,268 Shares
Shares Bene-              _______________________________________________________________________________________________
  ficially       (8)      Shared Voting Power                                0 Shares
 Owned by                 _______________________________________________________________________________________________
Each Report-     (9)      Sole Dispositive Power                             815,268 Shares
 ing Person               _______________________________________________________________________________________________
   With          (10)     Shared Dispositive Power                           0 Shares

-------------------------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          815,268

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         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                              [X]

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         (13)    Percent of Class Represented by Amount in Row (11)
                          7.86%

-------------------------------------------------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    IN




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INTRODUCTORY NOTE.

                 This Amendment No. 3 to Schedule 13D is being filed on behalf of Douglas A.P. Hamilton ("Mr. Hamilton"), to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Hamilton on August 21, 1997 and amended by Amendment No. 1 dated September 3, 1997 and Amendment No. 2 dated November 18, 1997 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

                 In light of recent declines in the trading prices of the Common Stock, Mr. Hamilton on January 12, 1998 purchased 14,472 shares of Common Stock on The Nasdaq Stock Market for an aggregate purchase price of $119,965.50 ($8.29 per share including commissions; $8.23 per share excluding commissions). Mr. Hamilton expects to sell all of these shares at a price equal to that at which he purchased such shares of Common Stock as follows: (1) 4,824 shares of Common Stock to the Douglas Hayes Pollock Hamilton 1997 Trust, which was established for the benefit of Mr. Hamilton's son, Douglas Hayes Pollock Hamilton; (2) 4,824 shares of Common Stock to the Carrie Elizabeth Hamilton 1997 Trust, which was established for the benefit of Mr. Hamilton's daughter, Carrie Elizabeth Hamilton; and (3) 4,824 shares of Common Stock to the Olivia Jean Hamilton 1997





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Trust, which was established for the benefit of Mr. Hamilton's daughter, Olivia
Jean Hamilton (collectively, the "Trusts").  Dorothy C. Hamilton, Mr.
Hamilton's wife, serves as trustee of each of the Trusts.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Mr. Hamilton beneficially owns an aggregate of 815,268 shares of Common Stock (approximately 7.86% of the 10,375,000 shares outstanding (as reported in the Company's Form 10-Q for the quarter ended September 30, 1997)). Mr. Hamilton is the sole beneficiary, for the first five years, of the Douglas A.P. Hamilton 1997 GRAT (the "GRAT"), which beneficially owns an aggregate of 200,000 shares of Common Stock. Mr. Hamilton is also among the beneficiaries of a charitable remainder trust that is the limited partner of DAPHAM Partnership L.P. (the "Partnership"), which beneficially owns 395,960 shares of Common Stock. Following the expected sale of the 14,472 shares of Common Stock to the Trusts, Mr. Hamilton may continue to be deemed to be the beneficial owner of the shares of Common Stock held by the Trusts, as his wife serves as trustee of the Trusts. Mr. Hamilton disclaims the beneficial ownership of the Common Stock held by the Trusts.

                 On January 8, 1998, the Company consummated the transactions contemplated by the Stock Purchase Agreement dated January 8, 1998 (the "Purchase Agreement") among the Company, Enron Capital & Trade Resources Corp. ("Enron") and Joint Energy Development Investments II Limited Partnership ("JEDI II"). Such transactions included (i) the payment by Enron and JEDI II of an aggregate purchase price of $30,000,000, (ii) the sale of 75,000 shares of 9% Series A Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"), the terms of which are set forth in the Statement of Resolution Establishing Series of Shares designated





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9% Series A Preferred Stock (the "Statement of Resolution"), to Enron and
225,000 shares of Preferred Stock to JEDI II, (iii) the grant of warrants (the "Warrants") to purchase 250,000 and 750,000 shares of the Common Stock, the terms of which are set forth in a Warrant Certificate to be issued to each of Enron and JEDI II, at an exercise price of $11.50 per share to Enron and JEDI II, respectively, and which are exercisable during the period beginning January 8, 1999 and ending January 8, 2005, and (iv) the execution and delivery of the Shareholders' Agreement dated January 8, 1998 (the "Shareholders' Agreement") among the Company, S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Paul
B. Loyd, Jr., Mr. Hamilton, the Partnership, the GRAT, Enron and JEDI II, pursuant to which certain transfers of Common Stock are restricted. The terms of the Purchase Agreement, the Statement of Resolution, the Warrant Certificates and the Shareholders' Agreement are described in the Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 1998.

                 The parties to the Shareholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of January 8, 1998, be deemed to beneficially own an aggregate of 6,221,334 shares of Common Stock (7,221,334 shares of Common Stock if the Warrants were exercisable within 60 days of the date hereof), or approximately 60.0% (approximately 63.5% if the Warrants were exercisable within 60 days of the date hereof), of the total number of shares reported to be outstanding in the Company's Form 10-Q for the quarter ending September 30, 1997. Mr.





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Hamilton disclaims the beneficial ownership of any Common Stock owned by such other parties. For a description of the Shareholders' Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Hamilton has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the Shareholders' Agreement). Dorothy C. Hamilton has the sole voting power and the sole power to dispose or direct the disposition of the Common Stock held by the Trusts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Each of S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Mr. Hamilton, the Partnership and the GRAT (the "Major Shareholders") have agreed with the Company, Enron and JEDI II that it shall not (without the consent of Enron or, if Enron, JEDI II and their respective affiliates do not beneficially own the largest outstanding amount of Preferred Stock that is then beneficially owned by any shareholder, then only with the consent of the holders of a majority of the shares of Preferred Stock) transfer, assign, donate, sell, devise, encumber or in any other manner alienate (collectively, "Transfer") any portion of the Common Stock deemed beneficially owned by it (800,796 shares for Mr. Hamilton) as of the date of the Shareholders' Agreement, except as provided below.

                 Each Major Shareholder may Transfer during each calendar year beginning January 1, 1998 through and including 2001 up to 20% of the number of shares of Common Stock held by such Major Shareholder as of the date of the Shareholders' Agreement and any portion of such shares permitted to be Transferred in prior calendar years that were not so Transferred. Upon redemption





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of shares of Preferred Stock, a proportionate number of shares of Common Stock held by each Major Shareholder will be released from all transfer restrictions imposed by the Shareholders' Agreement, which release will be in addition to the other releases from the transfer restrictions provided therein. Notwithstanding the foregoing, each Major Shareholder has agreed to retain the final 20% of his holdings of Common Stock until all shares of Preferred Stock have been redeemed.

                 A partition of shares of Common Stock held by a Major Shareholder between a Major Shareholder and his spouse upon divorce and Transfers upon a Major Shareholder's death are not Transfers that are restricted pursuant to the Shareholders' Agreement; provided that the spouse or transferee, as a condition to the partition or Transfer, agrees in writing to take such shares of Common Stock subject to the terms of the Shareholders' Agreement. In addition, Transfers by a Major Shareholder to his Family Group (as defined herein) are not restricted; provided that the transferee has agreed in writing to be bound by the terms of the Shareholders' Agreement. "Family Group" means, for purposes hereof, (i) the spouse of a Major Shareholder or (b) certain trusts established solely for the benefit of the Major Shareholder, the Major Shareholder's spouse or any of their respective ancestors or descendants. Transfers back to a Major Shareholder from his Family Group are permitted. Pledges of Common Stock are not restricted by the Shareholders' Agreement, although attempts to realize upon the value of the pledged Common Stock constitute Transfers and are therefore subject to the limitations described above.

                 In addition, the Major Shareholders consented to certain transactions contemplated by the Stock Purchase Agreement, including (i) the adoption of the Statement of Resolution, (ii) the election of directors of the Board of Directors by the holders of shares of Preferred Stock to the extent provided in the Statement of Resolution, and (iii) the provisions allowing Enron, JEDI II and





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their affiliates to engage in business activities that might be, directly or indirectly, in competition with the Company.

                 If one of the Major Shareholders transfers shares of Common Stock in violation of the Shareholders' Agreement, the holders of the Preferred Stock have the right to request redemption of the shares of Preferred Stock held by them from the Company pursuant to the Statement of Resolution. If, and only if, the Company fails to redeem the shares of Preferred Stock with respect to which redemption has been requested, the number of directors constituting the Board of Directors of the Company will be expanded by the number equal to the difference between (i) the whole number nearest to the quotient of (A) the number of directors then constituting the Board of Directors (unless such number is less than two, in which case the number of directors then constituting the Board of Directors will be deemed to be two) divided by (B)
0.73 and (ii) the number of directors then constituting the Board of Directors, and the holders of shares of Preferred Stock have the right, voting separately as a class, to elect the directors to fill such newly created directorships. These voting rights continue only until such time as the shares of Preferred Stock presented for redemption and required to be redeemed have been redeemed or all necessary funds have been set aside for payment.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 6        Statement of Resolution Establishing Series of Shares designated 9% Series A Preferred Stock
                          (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed January 9,
                          1998).

         Exhibit 7        Warrant Certificates (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K filed January 9, 1998).

         Exhibit 8        Stock Purchase Agreement dated January 8, 1998 among the Company, Enron Capital & Trade
                          Resources Corp. and Joint Energy Development Investments II Limited Partnership (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed January 9, 1998).

         Exhibit 9        Shareholders' Agreement dated January 8, 1998 among the Company, S.P. Johnson IV, Frank A.
                          Wojtek, Steven A. Webster, Paul B. Loyd, Jr., Douglas A.P. Hamilton, DAPHAM Partnership, L.P.,
                          The Douglas A.P. Hamilton 1997 GRAT, Enron Capital & Trade Resources Corp. and Joint Energy
                          Development Investments II Limited Partnership (incorporated herein by reference to Exhibit
                          99.2 to the Company's Form 8-K filed January 9, 1998).





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                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: January 14, 1998.

                                         /s/ DOUGLAS A.P. HAMILTON
                                        --------------------------------------
                                        Douglas A.P. Hamilton





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